mk



12061066

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67998 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montgomery, Marshall Healthcare Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Embarcadero Center Suite 1420
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 26 2012
REGISTRATIONS BRANCH
04

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery, Marshall Healthcare Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

______________________________
Signature

President
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

**Independent Auditor's Report**

February 29, 2012

Board of Directors
Montgomery, Marshall Healthcare Partners
Three Embarcadero Center Suite 1420
San Francisco, CA 94105

I have audited the accompanying balance sheet of Montgomery, Marshall Healthcare Partners, as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Montgomery, Marshall Healthcare Partners as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

# Montgomery, Marshall Healthcare Partners
# BALANCE SHEET
# As of December 31, 2011

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash In Bank | $ 3,599.28 |
| Cash in Bank | 125,397.97 |
| Cash in Bank - Payroll | 46.73 |
| Cash in Bank Restricted | 144,290.63 |
| Accounts Receivable | 321.36 |
| **Total Current Assets** | 273,655.97 |
| **PROPERTY AND EQUIPMENT** | |
| Equipment | 117,755.00 |
| Less: Accumulated Depreciation | (72,121.12) |
| **Net Property and Equipment** | 45,633.88 |
| **TOTAL ASSETS** | $ 319,289.85 |

The footnotes are an integral part of the financial statements.

# Montgomery, Marshall Healthcare Partners
## BALANCE SHEET
## As of December 31, 2011

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 17,849.29 |
| Accrued Liabilities | 1,482.09 |
| **Total Current Liabilities** | 19,331.38 |
| **LONG-TERM LIABILITIES** | |
| Note Payable | 50,997.50 |
| **Total Long-Term Liabilities** | 50,997.50 |
| **Total Liabilities** | 70,328.88 |
| **MEMBERS' EQUITY** | |
| Members' Equity | 248,960.97 |
| **Total Members' Equity** | 248,960.97 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 319,289.85 |

The footnotes are an integral part of the financial statements.

# Montgomery, Marshall Healthcare Partners
## STATEMENT OF INCOME

| | 12 Months Ended December 31, 2011 |
|---|---|
| **Revenues** | |
| Advisory Services | $ 245,000.00 |
| Transaction Fee | 1,057,500.00 |
| Commission Income | 339,425.25 |
| Sublease Income | 75,357.76 |
| Interest Income | 1,142.59 |
| **Total Revenues** | 1,718,425.60 |
| **Operating Expenses** | |
| Employee compensation and ben | 106,255.05 |
| Floor brokerage, exchange, and c | 5,661.55 |
| Communications and data proces | 23,391.88 |
| Occpancy | 460,800.75 |
| Other expenses | 631,737.22 |
| **Total Operating Expenses** | 1,227,846.45 |
| **Operating Income (Loss)** | 490,579.15 |
| **Net Income (Loss)** | $ 490,579.15 |

The footnotes are an integral part of the financial statements.

# Montgomery, Marshall Healthcare Partners
## STATEMENT OF MEMBERS' EQUITY

| | 12 Months Ended December 31, 2011 | |
|---|---|---|
| Beginning of Period | $ | 413,379.00 |
| Plus: Net Income | $ | 490,579.15 |
| Plus: Contributions | $ | 17,605.40 |
| Less: Distributions | | (672,602.58) |
| **MEMBERS' EQUITY END OF PERIOD** | $ | 248,960.97 |

The footnotes are an integral part of the financial statements.

# Montgomery, Marshall Healthcare Partners
## STATEMENT OF CASH FLOWS
## For the 12 months Ended December 31, 2011

| | 2011 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ 490,579.15 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Prior Period Adjustment | 0.38 |
| Depreciation and Amortization | 17,602.74 |
| Losses (Gains) on sales of Fixed Assets | 0.00 |
| Decrease (Increase) in Operating Assets: | |
| Accounts Receivable | 57,861.64 |
| Other | 61,314.00 |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | 14,375.29 |
| Accrued Liabilities | 1,482.09 |
| Total Adjustments | 152,636.14 |
| **Net Cash Provided Bv (Used in) Operating Activities** | 643,215.29 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds From Sale of Fixed Assets | 0.00 |
| **Net Cash Provided Bv (Used In) Investing Activities** | 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Notes Payable Borrowings | 50,997.50 |
| Distributions | (672,602.58) |
| Contributions | 17,605.40 |
| Treasury Stock | 0.00 |
| **Net Cash Provided By (Used In) Financing Activities** | (603,999.68) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 39,215.61 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 234,119.00 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 273,334.61 |

The footnotes are an integral part of the financial statements.

## Montgomery, Marshall Healthcare Partners
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2011

| | Contributed Capital | Accumulated Income | Total Member's Equity |
|---|---|---|---|
| Balance at January 1, 2011 | $ - | $ 413,379 | $ 413,379 |
| Net Income for the year ended December 31, 2011 | - | 490,579 | 490,579 |
| Member Contributions | 17,605 | - | 17,605 |
| Member Distributions | - | (672,603) | (672,603) |
| Prior Period Adjustment | - | - | - |
| Balance at December 31, 2011 | $ 17,605 | $ 231,355 | $ 248,960 |

The footnotes an are integral part of the financial statements.

**MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2011**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Montgomery, Marshall Healthcare Partners (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the State of California effective 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(i), which provides an exemption for "Special Account for the Exclusive Benefit of Customer."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is consulting services.

Income Taxes

The company, with the consent of its members, has elected under the Internal Revenue Code to be an Limited Liability Company both federal and state income tax purposes. In lieu of corporation income taxes, the members of an Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income states has been included in the financial statement.

## NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

## NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) for "Special Account for the benefit of Customers."

**MONTGOMERY MARSHALL HEALTHCARE PARTNERS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2011**

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company leases approximately 5,826 square feet of office space under the terms of a seven year noncancellable operating lease ("Lease") entered into on August 12, 2008. The lease provides that the Company will pay its pro-rate share of the facility's direct operating expenses in addition to the base rent. Under the terms of the Lease, the Company was required to provide the landlord with a $215,562 letter of credit, as protection for the full and faithful performance by the Company under the terms of the Lease. The Lease provides that the letter of credit amount shall be reduced by $35,684 on the first day of the third, fourth, fifth, and sixth lease year. The Company has one option to extend the lease for period of five years, at fair rental value for the premises as the commencement date of the option term.

The Company also leases office equipment and office furniture under operating lease agreements that expire through 2012.

The Company's future minimum lease payments due under the terms of its operating leases are as follows:

Year ended December 31,

| | |
|---|---|
| 2012 | $ 77,252 |
| 2012 | 478,283 |
| 2013 | 435,494 |
| 2014 | 411,320 |
| 2015 | 334,267 |
| Thereafter | |
| | $2,166,616 |

The Company paid approximately $459,350.75 in rental expenses for the year ended December 31, 2011.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | | |
|---|---|---|---|
| Automobile | 5 years | $ | 0 |
| Furniture and equipment | 3 – 7 years | | 117, 755 |
| Leasehold improvements | 7 years | | 0 |
| | | | 117,755 |
| Less – accumulated depreciation | | | (72,121) |
| Total | | $ | 45,633 |

Depreciation expense was $17,602.74 for the year December 31, 2011 and is included in the operating expenses in the accompanying statement of income.

NOTE F – CASH RESTIRCTED

At December 31, 2011, the Company had a $144,290.63 outstanding letter of credit with a bank. The letter of credit is required and being maintained under the term of a seven year lease of office space at its corporate headquarters. The balance sheet at December 31, 2011 reflects a separate line for restricted cash of $144,290.63 restricted with the outstanding letterof credit issued by the bank.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2011**

**Montgomery Marshall Healthcare Partners, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2011**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Members' equity: | | $ 248,960.00 |
| Nonallowable assets: | | |
| Other assets – Restricted Cash | 144,290.00 | |
| Fixed Assets | 45,634.00 | |
| Accounts receivable – other | 321.36 | (190,245.36) |
| Other Charges | | |
| Haircuts | 0.00 | |
| Undue Concentration | 0.00 | (0.00) |
| Net allowable capital | | $ 58,714.64 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 4,690.94 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 53,714.64 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 70,328.88 |
| Percentage of aggregate indebtedness to net capital | 119.78% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2011 | $ 76,886.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | (1.00) |
| Change in Non-Allowable Assets | (18,170.36) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 58,714.64 |
| Reconciled Difference | $ (0.00) |

**Montgomery Marshall Healthcare Partners, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2011**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2011 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2011 | $ - |

See accountant's audit report

# REPORT ON INTERNAL CONTROL

**For the year ended December 31, 2011**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 29, 2012

Board of Directors
Montgomery, Marshall Healthcare Partners
Three Embaracadero Center
Suite 1420
San Francisco, CA 94105

In planning and performing my audit of the financial statements and supplemental schedules of Montgomery, Marshall Healthcare Partners for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

## REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2011

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Montgomery, Marshall Healthcare Partners, LLC
Three Embarcadero Center Suite 140
San Francisco, CA 94105

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2011 to December 31, 2011, which were agreed to by Montgomery, Marshall Healthcare Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Montgomery, Marshall Healthcare Partners, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Montgomery, Marshall Healthcare Partners, LLC management is responsible for Montgomery, Marshall Healthcare Partners, LLC with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries.

2. Compared audited Total Revenue for the period of January 1, 2011 through the December 31, 2011 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Montgomery, Marshall Healthcare Partners, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2012